UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rani Therapeutics Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

753018 100

(CUSIP Number)

Luis Felipe Correa González

South Lake One LLC

Avenida Presidente Riesco 5711

Oficina 1603,

Las Condes, Santiago, Chile

+56 22 798-9600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isidoro Quiroga Moreno
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) South Cone Investments Limited Partnership
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 6,529,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,529,356
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,529,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.12%
14		TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) South Lake One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 6,529,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,529,356
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,529,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.12%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aequanimitas Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 5,202,298
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,202,298
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,202,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.39%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) South Lake Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 6,529,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,529,356
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,529,356
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.12%
14	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D filed on August 9, 2021 (the “Original Statement” and, as amended by Amendment No. 1, this “Statement”) by and on behalf of South Lake One LLC (“South Lake One”), Isidoro Quiroga Moreno (“Quiroga”), South Cone Investments Limited Partnership (“South Cone”) and Aequanimitas Limited Partnership (“Aequanimitas”, and together with South Lake One, Quiroga and South Cone, the “Prior Reporting Persons”), relating to the beneficial ownership of certain shares Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Rani Therapeutics Holdings, Inc. (the “Issuer”), a Delaware corporation.

On August 30, 2021, Aequanimitas’ former general partner, South Lake Three LLC (“South Lake Three”), which, together with South Lake One, are wholly owned subsidiaries of South Cone, which had previously been indirectly controlled by Quiroga, was replaced as the general partner of Aequanimitas by Aequanimitas Management LLC. As a result, South Lake Three no longer controls Aequanimitas and Aequanimitas no longer forms part of a group with the other Prior Reporting Persons.

Additionally, on September 9, 2021, (i) South Lake One’s management structure was changed resulting in South Lake One being managed by a Board of Managers whereby no member of the Board of Manager has direct or indirect control of South Lake One and (ii) South Cone’s former general partner, Inversiones El Aromo Limitada (“El Aromo”), which was directly controlled by Quiroga, was replaced as the general partner of South Cone by South Lake Management LLC (“South Lake Management”). South Lake Management is controlled by a Board of Managers whereby no member of the Board of Manager has direct or indirect control of South Lake Management, and no member of South Lake Management individually has the power to control South Lake Management or replace its Board of Managers. As a result, Quiroga no longer indirectly controls South Cone or South Lake One, and Quiroga no longer forms part of a group with the other Prior Reporting Persons.

As a result of the changes to the management structure of South Lake One, South Cone and Aequanimitas described above, the Prior Reporting Persons and South Lake Management are filing this Amendment No. 1 to (i) remove Quiroga and Aequanimitas as joint filers under the Statement and (ii) add South Lake Management as a joint filer under this Statement.

This Statement fully amends and restates the Original Statement in its entirety.

Item 1.	Security and Issuer.

This Statement relates to the Issuer’s Class A Common Stock. The principal executive offices of the Issuer are located at 2051 Ringwood Avenue, San Jose, California 95131.

Item 2.	Identity and Background.

(a)	This Statement is being jointly filed by (i) South Lake Management LLC, (ii) South Cone Investments Limited Partnership, and (iii) South Lake One LLC (collectively, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

South Lake Management is controlled and managed by the Class A and Class B members of its Board of Managers whereby no member of the Board of Manager has direct or indirect control of South Lake Management, and no member of South Lake Management individually has the power to control South Lake Management or replace its Board of Managers. South Lake Management directly controls South Cone as its general partner with the power to manage South Cone. South Cone directly owns 100% of the issued and outstanding membership interest of South Lake One. South Lake One is managed by the Class A and Class B members its Board of Managers whereby no member of the Board of Manager has direct or indirect control of South Lake One. South Cone, as the sole member of South Lake One, has the power to control South Lake One and replace its Board of Managers.

The names of each of the Class A and Class B members of the Board of Managers of South Lake Management and South Lake One are set forth on Schedule A hereto and are incorporated herein by reference.

(b)	The principal business address of each Reporting Person is Avenida Presidente Riesco 5711 oficina 1603, Las Condes, Santiago, Chile. The principal business address of each of the Class A and Class B members of the Board of Managers of South Lake Management and South Lake One are set forth on Schedule A hereto and are incorporated herein by reference.

(c)	The present principal business of South Lake Management is to manage South Cone. The present principal business of South Cone is to manage a diverse investment portfolio through its venture capital and investment company subsidiaries South Lake One and South Lake Three. The present principal business of South Lake One is acting as an investment vehicle to organize South Cone’s investments in the United States and overseas.

The present principal occupation or employment of each of the Class A and Class B members of the Board of Managers of South Lake Management and South Lake One are set forth on Schedule A hereto and are incorporated herein by reference.

(d)	Neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto, or the executive officers, mangers, directors or partners of the Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, or the executive officers, mangers, directors or partners of the Reporting Persons, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	South Lake Management is a limited liability company organized under the laws of the State of Delaware. South Cone is a limited partnership organized under the laws of Ontario, Canada. South Lake One is a limited liability company organized under the laws of the State of Delaware.

The citizenship of each of the Class A and Class B members of the Board of Managers of South Lake Management and South Lake One are set forth on Schedule A hereto and are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the consummation of the Issuer’s initial public offering of Class A Common Stock (the “IPO”), the Reporting Person subscribed for 5,596,676 Series E preferred units (“Series E Preferred Units”) of Rani Therapeutics, LLC, a California limited liability company (“Rani LLC”), at a price of $7.1471 per unit, for an aggregate purchase price of $40,000,003, which the Reporting Person paid for with its working capital. The IPO was conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. To implement the “Up-C” structure, Rani LLC effected certain organizational changes which included the incorporation of the Issuer as a Delaware corporation on April 6, 2021, the amendment and restatement of Rani LLC’s limited liability agreement to (i) appoint the Issuer as the sole managing member of Rani LLC and (ii) effectuate a recapitalization of all outstanding units and profits interests of Rani LLC into a single class of economic nonvoting Class A units (the “Class A Units”) and the exchange of all of South Lake One’s Class A Units for 2,956,629 shares of Class A Common Stock of the Issuer. The IPO priced on July 29, 2021 and the shares of Class A Common Stock began trading on the Nasdaq Global Market on July 30, 2021. For more information on the IPO and the “Up-C” structure and the organizational changes undertaken by Rani LLC in connection therewith, see Issuer’s Registration Statement on Form S-1 (File No. 333-257809) (the “Registration Statement”) filed with the SEC.

In connection with the IPO, South Lake One purchased 3,572,727 shares Class A Common Stock of the Issuer from the underwriters at a price of $11.00 per share, for an aggregate purchase price of $39,299,997, paid for with its working capital. The shares of Class A Common Stock purchased from the underwriters in the IPO closed and settled on August 3, 2021.

Item 4.	Purpose of the Transaction.

The information contained above in Item 1 and Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine to, directly or indirectly (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: (i) the Issuer’s business and prospects; (ii) other developments concerning the Issuer and its businesses generally; (iii) other business opportunities available to the Reporting Persons; (iv) changes in law and government regulations; (v) general economic conditions; and (vi) financial and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)      South Lake Management indirectly holds an aggregate of 6,529,356 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Lake Management beneficially owns 33.12% of the outstanding Class A Common Stock of the Issuer.

South Cone indirectly holds an aggregate of 6,529,356 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Cone beneficially owns 33.12% of the outstanding Class A Common Stock of the Issuer.

South Lake One directly holds an aggregate of 6,529,356 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Lake One directly owns 33.12% of the outstanding Class A Common Stock of the Issuer.

South Lake Management, through South Cone, indirectly controls South Lake One, which has sole voting power and sole dispositive power with respect to 6,529,356 shares of Class A Common Stock of the Issuer held directly by it. South Lake One is wholly owned by South Cone, which is controlled by its general partner, South Lake Management, which is controlled by its Board of Managers.

The shares of Class A Common Stock owned by the Reporting Person as a percentage of the outstanding shares of Class A Common Stock of the Issuer presented in this Statement is based upon 19,714,592 shares of Class A Common Stock outstanding as of December 31, 2021, which was provided by the Issuer.

(c)	The information set forth in Item 3 and Item 4 of this Statement is incorporated by reference herein.

(d)	Not applicable.

(e)	On September 9, 2021, Quiroga ceased to be the beneficial owner of more than 5% of the Issuer’s Class A Common stock.

Item 6.	Interest in Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 — Power of Attorney granted by Isidoro Quiroga Moreno, dated October 20, 2021.

Exhibit 99.2 — Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the Prior Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

Isidoro Quiroga Moreno

By:	/s/ Martín Abraham Guiloff Salvador
Name:	Martín Abraham Guiloff Salvador
Title:	Attorney-in-fact for Isidoro Quiroga Moreno

By:	/s/ Luis Felipe Correa González
Name:	Luis Felipe Correa González
Title:	Attorney-in-fact for Isidoro Quiroga Moreno

South Lake Management LLC

By:	/s/ Isidoro Quiroga Cortés
Name:	Isidoro Quiroga Cortés
Title:	Manager

By:	/s/ Luis Felipe Correa González
Name:	Luis Felipe Correa González
Title:	Manager

South Cone Investments Limited Partnership

By	South Lake Management LLC, as General Partner

By:	/s/ Isidoro Quiroga Cortés
Name:	Isidoro Quiroga Cortés
Title:	Manager

By:	/s/ Luis Felipe Correa González
Name:	Luis Felipe Correa González
Title:	Manager

South Lake One LLC

By:	/s/ Isidoro Quiroga Cortés
Name:	Isidoro Quiroga Cortés
Title:	Manager

By:	/s/ Luis Felipe Correa González
Name:	Luis Felipe Correa González
Title:	Manager

Aequanimitas Limited Partnership

By:	/s/ Isidoro Quiroga Cortés
Name:	Isidoro Quiroga Cortés
Title:	Authorized Signatory